 Exhibit 99.2

REDACTED COPY

SECOND AMENDING AGREEMENT TO

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS AGREEMENT dated as of the 13th day of December, 2024.

BETWEEN:

BANK OF MONTREAL, a Canadian chartered bank

(herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

ERO COPPER CORP., as borrower

(herein called the “Borrower”)

- and –

BANK OF MONTREAL, CANADIAN IMPERIAL BANK OF COMMERCE, THE BANK OF NOVA SCOTIA, NATIONAL BANK OF CANADA AND THE SEVERAL LENDERS FROM TIME TO TIME PARTIES HERETO

(herein and therein in their capacity as lenders to the Borrower and such other lenders from time to time party to the Credit Agreement, collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into a second amended and restated credit agreement dated as of December 13, 2022 (as amended pursuant to an amending agreement dated November 2, 2023 the “Credit Agreement”);

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

AND WHEREAS National Bank of Canada wishes to become a Lender under the Credit Agreement with an Individual Commitment as set forth in Schedule A hereto;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Lenders and Borrower hereby covenant and agree as follows:

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ARTICLE 1

DEFINED TERMS

1.1	Capitalized Terms.

All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2

AMENDMENT TO CREDIT AGREEMENT

2.1	General Rule

Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2	Definitions

Section 1.1 of the Credit Agreement is hereby amended as follows:

(i)	by deleting the definition of “Credit Limit” and replacing it with the following:

“Credit Limit” means $200,000,000, as such amount may be reduced from time to time pursuant to Section 2.3.

(ii)	by deleting the definition of “Immaterial Subsidiaries” and replacing it with the following:

“Immaterial Subsidiaries” means Ero US, Ero Brasil Serviços de Geologia Ltda, MBESA, Ero Nickel Corp., Mineração Alta Vista S/A, AV Mineração S/A and Ero Brasil Participacoes II Ltda. and “Immaterial Subsidiary” means any of the Immaterial Subsidiaries or any such other Subsidiary of the Borrower designated in writing as an Immaterial Subsidiary by the Borrower and the Administrative Agent that otherwise complies with Section 10.1(ee) and 11.2(m).

(iii)	by deleting the definition of “Co-Lead Arrangers”;

(iv)	by deleting the definition of “Maturity Date” and replacing it with the following:

“Maturity Date” means December 13, 2028.

(v)	by deleting the definition of “Senior Indebtedness” and replacing it with the following:

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“Senior Indebtedness” means, at any particular time and without duplication, the aggregate amount of the Borrower’s consolidated Indebtedness referenced in paragraphs (a) and (b) of Permitted Indebtedness at such time less an amount equal to all Unrestricted Cash at such time.

(vi)	by deleting the definition of “Total Indebtedness” and replacing it with the following:

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis at such time less an amount equal to all Unrestricted Cash at such time.

(vii)	by inserting the following definitions in alphabetical order:

“Lead Arranger” means Bank of Montreal its capacity as sole lead arranger of the Credit Facility.

“NX Gold Stream Intercreditor Agreement” means the intercreditor agreement dated as of June 29, 2021, as amended by a first amending agreement dated as of April 27, 2021 among the Administrative Agent, RGLD Gold AG, the Borrower, Ero Gold Corp. and NXGSA, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Unrestricted Cash” means, at any particular time, aggregate of all Cash of the Obligors at such time which (A) is not listed on the Borrower’s consolidated balance sheet as restricted cash (or other designation of similar effect) and (B) which is subject to a Lien in favour of the Lenders.

2.3	Affirmative Covenants.

Section 11.1(s) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

(s)	Security. The Borrower shall ensure that, at all times, the Secured Obligations of the Obligors are collaterally secured by the Security and shall meet all obligations (including all filing and registration obligations) provided in the Security Documents subject to the terms hereof and thereof, provided that notwithstanding any of the terms of the Security, the amount of the Credit Facility or the amount of the Secured Obligations outstanding at any time, in accordance with Section 2.1(b) of the NX Gold Stream Intercreditor Agreement, the maximum amount of Obligations (excluding Capital Lease Obligations, Indebtedness secured by Purchase Money Encumbrances and all Secured Hedging and Cash Management Obligations (as each such term is defined in the NX Gold Stream Agreement)) secured against the Ringfenced Collateral (as defined in the NX Gold Stream Intercreditor Agreement) shall at all times be $[Redacted – commercially sensitive].

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2.4	Schedules.

Schedules A, B, G and H to the Credit Agreement are hereby deleted in their entirety and replaced with Schedules A, B, G and H attached hereto.

ARTICLE 3

CONDITIONS PRECEDENT

3.1	Condition Precedent to Effectiveness of this Amending Agreement.

This amending agreement shall become effective upon:

(a)	this amending agreement shall have been executed and delivered by the Borrower, the Administrative Agent and the Lenders;

(b)	the Borrower and the Administrative Agent shall have executed and delivered a fee letter providing for, inter alia, commitment fees payable by the Borrower to each Lender;

(c)	each Obligor shall have executed and delivered to the Administrative Agent a confirmation of Credit Documents in form and substance satisfactory to the Lenders, acting reasonably;

(d)	each Obligor shall have executed and delivered a Closing Certificate to the Administrative Agent;

(e)	all registrations perfecting the Secured Assets (including, without limitation, under the PPSA) shall have been extended for a term to maturity of no earlier than three years after the Maturity Date (as amended hereby);

(f)	the Borrower delivering, or causing to be delivered, the following amendments to certain Guarantees and Security Documents governed by the laws of Brazil in order to reflect, inter alia, the increase in credit afforded to the Borrower pursuant this amending agreement:

(i)	Seventh Amendment to the Receivables Pledge Agreement governed by the laws of Brazil entered into by Ero Copper Corp., Mineração Caraíba S.A. (“MCSA”) and The Bank of Nova Scotia (“Original Agent”) with respect to certain receivables held by Ero Copper Corp.;

(ii)	Seventh Amendment to the Letter of Guarantee governed by the laws of Brazil and granted by MCSA in favor of the Finance Parties, as represented by the Original Agent;

(iii)	Seventh Amendment to the Share Pledge Agreement governed by the laws of Brazil and entered into by Ero Copper Corp., MCSA and the Original Agent with respect to the shares issued by MCSA. and held by the Borrower;

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(iv)	Eighth Amendment to the Share Pledge Agreement entered into by Ero Gold Corp. and NX Gold S.A. (“NX Gold”) and the Original Agent with respect to the shares issued by NX Gold and held by Ero Gold Corp.;

(v)	Seventh Amendment to the Letter of Guarantee governed by the laws of Brazil and granted in favor of the Finance Parties, as represented by the Original Agent, entered into by NX Gold and the Original Agent;

(vi)	Second Amendment of the Quota Pledge Agreement entered into by the Borrower, Ero Brasil Participações Ltda. (“EBP”) and the Agent.

(vii)	Second Amendment to the Letter of Guarantee governed by the laws of Brazil granted by EBP in favor of the Finance Parties, as represented by the Agent;

(viii)	Corporate resolution of NX Gold authorizing it to execute, deliver and perform its obligations under the Credit Agreement and/or Brazilian Amendment Deliverables;

(ix)	Evidence of filing and registration with the relevant Board of Trade of NX Gold’s corporate resolution;

(x)	Corporate resolution of EBP authorizing it to execute, deliver and perform its obligations under the Credit Agreement and/or Brazilian Amendment Deliverables;

(xi)	Evidence of filing and registration with the relevant Board of Trade of EBP’s corporate resolution;

(xii)	Corporate resolution of MCSA authorizing it to execute, deliver and perform its obligations under the Credit Agreement and/or Brazilian Amendment Deliverables; and

(xiii)	Evidence of filing and registration with the relevant Board of Trade of MCSA corporate resolution.

(g)	Mattos Filho, Brazilian counsel to the Borrower, shall have delivered to the Administrative Agent and the Lenders a legal opinion in respect of the documents referenced in paragraph (g) above and continuing security opinions in respect of the Brazilian Security Documents, all in form and substance satisfactory to the Administrative Agent (acting reasonably) and consistent with the legal opinion rendered on December 22, 2023;

(h)	Blake, Cassels & Graydon, Canadian counsel to the Borrower, shall have delivered to the Administrative Agent and the Lenders a legal opinion in respect of the documents referenced in paragraphs (a), (b) and (c) above and continuing security opinions in respect of the Canadian Security Documents, all in form and substance satisfactory to the Administrative Agent (acting reasonably) and consistent with the legal opinion rendered on November 2, 2023; and

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(i)	the Borrower shall have paid to the Administrative Agent, for and on behalf of the Lenders, all fees and expenses (including the fees and expenses of counsel) required to be paid in connection with the Credit Agreement and this amending agreement.

ARTICLE 4

MISCELLANEOUS

4.1	Representations and Warranties.

To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, are true and correct on each of the date hereof and the date of the effectiveness of the amendment contemplated in Section 3.1 hereof, as if made on the date hereof and the date of the effectiveness of the amendment contemplated in Section 3.1, respectively.

4.2	Confirmation.

The Borrower hereby confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon it and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment to the Credit Agreement as constituted hereby and the execution and delivery and effectiveness of the amendment to the Credit Agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, the Borrower hereby confirms that each Security Document to which it is a party secures its Secured Obligations and that each such Security Document and each other Finance Document to which it is a party continues in full force and effect.

4.3	No Default or Event of Default.

After giving effect to the amendments set out herein, the Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default or Event of Default has occurred and is continuing as at the date this agreement becomes effective and no Default or Event of Default would arise immediately thereafter as a result of the matters herein contemplated.

4.4	Future References to the Credit Agreement.

On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed. This agreement constitutes a Credit Document under, and as defined in, the Credit Agreement.

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4.5	Governing Law.

This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

4.6	Inurement.

This agreement shall enure to the benefit of and shall be binding upon the Borrower, the Administrative Agent, the Lenders, and their respective successors and permitted assigns.

4.7	No Novation.

This amending agreement shall not create any novation of the obligations under any Finance Document.

4.8	Further Assurances.

The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

4.9	Counterparts.

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

4.10	Titles.

This cover page to the Credit Agreement is hereby amended (i) by deleting the reference to “BANK OF MONTREAL, as Administrative Agent, Co-Lead Arranger and Sole Bookrunner” and replacing it with “BANK OF MONTREAL, as Administrative Agent, Lead Arranger and Sole Bookrunner” and (ii) by deleting the reference to “THE BANK OF NOVA SCOTIA as Co-Lead Arranger”.

[Remainder of page intentionally blank.]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written

ERO COPPER CORP.

By:	(signed) –“signed”
Name: [Redacted – personal information] Title:

By:
Name:
Title:

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BANK OF MONTREAL, as Administrative Agent

By:	(signed) –“signed”
Name: [Redacted – personal information]
Title:

By:
Name:
Title:

BANK OF MONTREAL, as Lender

By:	(signed) –“signed”
Name: [Redacted – personal information]
Title:

By:
Name:
Title:

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CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	(signed) –“signed”
Name: [Redacted – personal information]
Title:

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Lender

By:	(signed) –“signed”
Name: [Redacted – personal information]
Title:

By:
Name:
Title:

NATIONAL BANK OF CANADA, as Lender

By:	(signed) –“signed”
Name: [Redacted – personal information]
Title:

By:
Name:
Title:

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SCHEDULE A

LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitments
Bank of Montreal	$[Redacted – commercially sensitive]
Canadian Imperial Bank of Commerce	$[Redacted – commercially sensitive]
The Bank of Nova Scotia	$[Redacted – commercially sensitive]
National Bank of Canada	$[Redacted – commercially sensitive]
Total	$200,000,000

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SCHEDULE B COMPLIANCE CERTIFICATE

TO:	BANK OF MONTREAL, as administrative agent

I, ______________________, the [senior financial officer] of Ero Copper Corp. (the “Borrower”), hereby certify that, not in a personal capacity and without personal liability:

1.	I am the duly appointed [senior financial officer] of the Borrower named in the Second Amended and Restated Credit Agreement dated as of December 13, 2022 (as amended to the date hereof, the “Credit Agreement”) between the Borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

4.	As at or for the relevant period ending __________________________ , the amounts and financial ratios as contained in Sections 11.1 (m) and (n) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:1

	Actual Amount or Percentage	Required Amount or Percentage
(m) (i) Leverage Ratio		< 4.00x
(m) (ii) Senior Leverage Ratio		< 2.50x
(n) Interest Service Coverage Ratio		≥3.50x

 The attached calculation worksheet as at the relevant period ending accurately sets out the information therein contained.

5.	Attached hereto is a detailed list of Indebtedness of the Borrower on a consolidated basis as at the end of the relevant reporting period, identifying which such Indebtedness is secured or unsecured.

6.	Attached hereto is

____________________________________

1 In addition to the calculation worksheet, the Borrower shall provide detailed calculations demonstrating its calculation of Total Indebtedness, Senior Indebtedness, Rolling EBITDA and Rolling Interest Service for the purposes hereof.

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a.	supplemental disclosure in respect of the Perfection Certificates to the extent mandated pursuant to Section 11.1(b)(iii); and

b.	to the extent that the chart most recently provided is inaccurate, a chart setting out the corporate structure of the Borrower and indicating intercorporate share ownership and mine ownership.

7.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this ____________ day of _______________, 20______.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

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CALCULATION WORKSHEET

Following the definitions and calculations more fully defined in the Credit Agreement:

Leverage Ratio

Total Indebtedness (All Indebtedness minus Unrestricted Cash)	$	(A)

Rolling EBITDA	$	(B)

Leverage Ratio (Actual)		(A:B)

Leverage Ratio (Max. Permitted): 4.00:1

Compliance [Yes]/[No]

Senior Leverage Ratio

Senior Indebtedness (Credit Facility + PMSIS/Capital Leases minus Unrestricted Cash)	$	(C)

Rolling EBITDA	$	(B)

Senior Leverage Ratio (Actual)		(C:B)

Senior Leverage Ratio (Max. Permitted): 2.50:1

Interest Service Coverage Ratio

Rolling EBITDA	$	(B)

Rolling Interest Service	$	(E)

Interest Service Coverage Ratio (Actual):		(B:E)

Interest Service Coverage Ratio (Min. Permitted) 3.50:1

Compliance [Yes]/[No]

Indebtedness

[List of Indebtedness per Section 5 of the Compliance Certificate to be added]

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SCHEDULE G CORPORATE STRUCTURE

[see attached.]

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Organizational Chart

Ero Copper Corp.
(British Columbia)
100%
100%
100%
100%
100%
Ero Brasil Participações Ltda.
(Brazil)
Ero Brasil Participações II Ltda.
(Brazil)
Ero Gold Corp.
(British Columbia)
Ero Nickel Corp.
(British Columbia)
Ero Copper (US) Ltd.
(Delaware)
~99.6%
100%
~97.6%
2%
98%
Mineração Caraíba S.A.
(Brazil)
Ero Brasil Serviços de Geologia Ltda.
(Brazil)
NX Gold S.A.
(Brazil)
Mineração Alta Vista S/A
(Brazil)
100%
100%
100%
Mineração Boa Esperança S/A
(Brazil)
AV Mineração S/A
(Brazil)
Furnas Project
Earn-in
Agreement
Xavantina
Operations
100%
100%
Caraiba
Operations
Tucuma
Operations

*The remaining voting shares of Mineração Caraíba S.A. are held by a minority group of shareholders, including former employees of Mineração Caraíba S.A.
**The remaining voting shares of NX Gold S.A. are held by a minority group of shareholders, including former employees of NX Gold S.A.

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SCHEDULE H

APPLICABLE RATES

Level	Leverage Ratio	Base Rate Loan interest rate margin	Term Benchmark Loan interest rate margin	Standby Fee
I	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
II	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
III	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
IV	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
V	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
VI	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]
VII	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]	[Redacted – commercially sensitive]

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